Exhibit 99.2
Selected Financial Data.
The following table sets forth our selected financial information for the periods presented below (in millions, except per share amounts). The selected statement of operations information for each of the three years ended December 31, 2016 and the selected balance sheet information as of December 31, 2016 and 2015 have been derived from and should be read in conjunction with the information in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited consolidated financial statements included in Item 8, “Financial Statements and Supplementary Data,” and other financial information included elsewhere in the December 31, 2016 Annual Report on Form 10-K. The selected statement of operations information for each of the two years ended December 31, 2013 and 2012 and the selected balance sheet information as of December 31, 2014, 2013 and 2012 have been derived from financial statements included in the Annual Report on Form 10-K from their respective periods.
As a result of the preferred share exchange agreement with Advance Newhouse Programming Partnership (ANPP) dated July 30, 2017, the selected financial data has been updated to include earnings per share data for the new preferred Series C-1 shares as further described in the footnote below.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Selected Statement of Operations Information:
Revenues	$3,358	$3,269	$6,497	$6,394	$6,265	$5,535	$4,487
Operating income	1,117	1,075	2,058	1,985	2,061	1,975	1,859
Income from continuing operations, net of taxes	601	684	1,218	1,048	1,137	1,077	956
Loss from discontinued operations, net of taxes	—	—	—	—	—	—	(11)
Net income	601	684	1,218	1,048	1,137	1,077	945
Net income available to Discovery Communications, Inc.	589	671	1,194	1,034	1,139	1,075	943
Basic earnings per share available to Discovery Communications, Inc. Series A, B and C common stockholders: *
Continuing operations	$1.02	$1.08	$1.97	$1.59	$1.67	$1.50	$1.27
Discontinued operations	—	—	—	—	—	—	(0.01)
Net income	1.02	1.08	1.97	1.59	1.67	1.50	1.25
Diluted earnings per share available to Discovery Communications, Inc. Series A, B and C common stockholders: *
Continuing operations	$1.01	$1.08	$1.96	$1.58	$1.66	$1.49	$1.26
Discontinued operations	—	—	—	—	—	—	(0.01)
Net income	1.01	1.08	1.96	1.58	1.66	1.49	1.24
Weighted average shares outstanding:
Basic	387	409	401	432	454	484	498
Diluted	583	623	610	656	687	722	759
Selected Balance Sheet Information:
Cash and cash equivalents	$206	$185	$300	$390	$367	$408	$1,201
Total assets	16,149	15,690	15,758	15,864	15,970	14,934	12,892
Long-term debt:
Current portion	105	130	82	119	1,107	17	31
Long-term portion	8,158	7,809	7,841	7,616	6,002	6,437	5,174
Total liabilities	10,386	10,104	10,348	10,172	9,619	8,701	6,599
Redeemable noncontrolling interests	237	241	243	241	747	36	—
Equity attributable to Discovery Communications, Inc.	5,526	5,345	5,167	5,451	5,602	6,196	6,291
Total equity	$5,526	$5,345	$5,167	$5,451	$5,604	$6,197	$6,293

•	Income per share amounts may not sum since each is calculated independently.

•
On September 30, 2016, the Company recorded an other-than-temporary impairment of $62 million related to its investment in Lionsgate. On December 2, 2016, the Company acquired a 39% minority interest in Group Nine Media, a newly formed media holding company, in exchange for contributions of $100 million and the Company's digital network businesses Seeker and SourceFed, resulting in a gain of $50 million upon deconsolidation of the businesses. (See Note 4 to the accompanying consolidated financial statements.)

•
On May 30, 2014, the Company acquired a controlling interest in Eurosport International by increasing Discovery’s ownership stake from 20% to 51%. As a result, as of that date, the accounting for Eurosport was changed from an equity method investment to a consolidated subsidiary. On March 31, 2015 the Company acquired a controlling interest in Eurosport France increasing Discovery's ownership stake by 31% upon the resolution of certain regulatory matters and began accounting for Eurosport France as a consolidated subsidiary. On October 1, 2015, the Company acquired the remaining 49% of Eurosport for €491 million ($548 million) upon TF1's exercise of its right to put. (See Note 11 to the accompanying consolidated financial statements.)

•
On April 9, 2013, we acquired the television and radio operations of SBS Nordic. The acquisition has been included in our operating results since the acquisition date. The radio operations of SBS Nordic were subsequently sold on June 30, 2015. (See Note 3 to the accompanying consolidated financial statements.)

•
Balance sheet amounts for prior years have been adjusted to reclassify debt issuance costs from other noncurrent assets to noncurrent portion of debt in accordance with ASU 2015-03. Amounts reclassified were $44 million, $45 million and $38 million for 2014, 2013 and 2012, respectively.

•
On September 23, 2014, we acquired an additional 10% ownership interest in Discovery Family. The purchase increased our ownership interest from 50% to 60%. As a result, the accounting for Discovery Family was changed from an equity method investment to a consolidated subsidiary. (See Note 3 to the accompanying consolidated financial statements.)

•	On September 17, 2012, we sold our postproduction audio business, the results of operations of which have been reclassified to discontinued operations for all periods presented.
*As a result of the August 7, 2017, Preferred Share Exchange Agreement with Advance/Newhouse Programming Partnership ("ANPP"), in which Discovery issued newly designated shares of Series A-1 Convertible Participating Stock of Discovery ("Series A-1 Preferred Stock") and newly designated shares of Series C-1 Convertible Participating Stock of Discovery ("Series C-1 Preferred Stock") in exchange for all outstanding shares of Discovery's Series A Convertible Participating Preferred Stock and Discovery's Series C Convertible Participating Preferred Stock, historical basic and diluted earnings per share available to Series C-1 preferred stockholders (previously Series C preferred stockholders) has changed. The Company's Series A, B and C common stock and Series C-1 preferred stock are treated as one class for the purposes of applying the two-class method for the calculation of earnings per share. Prior to the Exchange Agreement, Series C convertible preferred stock was convertible into Series C Common stock at a conversion rate of 2.0.  Following the exchange, the Series C-1 Preferred Stock may be converted into Series C Common Stock at the initial conversion rate of 19.3648. As such, the Company has retrospectively restated basic and diluted earnings per share information and related computational data below for the five years presented in the table above. The Company historically discloses this information in the earnings per share footnote in its quarterly reports on Form 10-Q and annual reports on Form 10-K.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings Per Share Information (in millions, except per share amounts):
Allocation of net income available to Series C-1 convertible preferred stockholders for basic net income per share	$124	$152	$266	$235	$262	$240	$231
Allocation of net income available to Series C-1 convertible preferred stockholders for diluted net income per share	123	151	265	234	260	238	229
Weighted-average Series C-1 convertible preferred stock outstanding - basic and diluted	6	7	7	8	8	8	10
Basic net income per share available to Discovery Communications, Inc. C-1 convertible preferred stockholders	$19.65	$20.94	$38.07	$30.74	$32.32	$29.05	$24.27
Diluted net income per share available to Discovery Communications, Inc. Series C-1 convertible preferred stockholders	$19.56	$20.82	$37.88	$30.54	$32.05	$28.76	$24.05

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